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                           April 5, 2023

       D. Victor Perlroth, M.D.
       Chairman and Chief Executive Officer
       Kodiak Sciences Inc.
       1200 Page Mill Road
       Palo Alto, California 94304

                                                        Re: Kodiak Sciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2023
                                                            File No. 333-271043

       Dear D. Victor Perlroth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Anitha Anne